         Request for Effectiveness of Registration Statement of
                     Oppenheimer Baring Japan Fund
   Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

January 12, 2007

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer Baring Japan Fund
            File Nos. 333-137581 and 811-21954

To the Securities and Exchange Commission:

      Oppenheimer Baring Japan Fund (the "Registrant") and
OppenheimerFunds Distributor, Inc., as general distributor of the
Registrant's shares, hereby request effectiveness on January 18, 2007, or as soon as practicable thereafter, of the Registrant's Pre-Effective
Amendment No.2 to its Registration Statement on Form N-1A, filed on
January 12, 2007.

      The undersigned hereby acknowledges that (i) should the
Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Oppenheimer Baring Japan Fund

                              By:   /s/ Lisa I. Bloomberg
                                   --------------------------------------
                                   Lisa I. Bloomberg, Assistant Secretary

                              OppenheimerFunds Distributor, Inc.

                              By:  /s/ Janette Aprilante
                                   ----------------------------
                                   Janette Aprilante, Secretary